                                                                                                                  July 22, 2004

VIA EDGAR
EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:    Mr. Frank Dalton

            Re:  Withdrawal of Post-Effective Amendments on Form N-1A
                        Accession Numbers: 0000907244-04-000160 (File No.: 333-42195) and
                        0000907244-04-000161 (File No.: 333-37453)

Ladies and Gentlemen:

                Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the above-captioned Post-Effective Amendments to the Registration Statements filed on Form 485BXT on July 20, 2004 (the "Registration Statements") for Evergreen International Trust and Evergreen Equity Trust (the "Trusts").  For Evergreen International Trust, the filing was Post-Effective Amendment No. 26, and for Evergreen Equity Trust, the filing was Post-Effective Amendment No. 70.

                The filings on Form 485BXT for each Trust were filed in error, as the new series in each Trust, Evergreen Global Allocation Fund (Evergreen International Trust) and Evergreen U.S. Equity Allocation Fund (Evergreen Equity Trust) contained in the original filings on Form 485(a) filed on March 24, 2004 had already gone effective on July 7, 2004.

                No securities were sold in connection with this offering.

                Please direct all inquiries to Maureen E. Towle of Evergreen Investments at 617-210-3682.

                                                                                                                Very truly yours,

                                                                                                                \s\ Maureen E. Towle

                                                                                                                Maureen E. Towle